# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intellia Therapeutics, Inc., CIK 0001652130
CUSIP: 45826J105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 40 Erie Street, Suite 130, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-19-007775
Filed by CIK 0001697748

## Reporting persons
- ARK Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 13,162,242; shared voting power 280,265; sole dispositive power 14,207,324; shared dispositive power 0; aggregate amount beneficially owned 14,207,324 (12.27% of the class)
- Catherine D. Wood: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 13,442,507; sole dispositive power 0; shared dispositive power 14,207,324; aggregate amount beneficially owned 14,207,324 (12.27% of the class)

## Item 1. Issuer
Name of issuer: Intellia Therapeutics, Inc.
Address of issuer's principal executive offices: 40 Erie Street, Suite 130, Cambridge, MA, 02139

## Item 2. Person Filing
Name of person filing:
(i) ARK Investment Management LLC ("ARK")
(ii) Catherine D. Wood
Address of principal business office or, if none, residence: ARK and Catherine D. Wood: 200 Central Avenue, St. Petersburg, FL 33701
Citizenship:
(i) ARK: Delaware
(ii) Catherine D. Wood: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: ARK and Catherine D. Wood: 14,207,324
Percent of class: ARK and Catherine D. Wood: 12.27
Sole power to vote or to direct the vote:
(i) ARK: 13,162,242
(ii) Catherine D. Wood: 0
Shared power to vote or to direct the vote:
(i) ARK: 280,265
(ii) Catherine D. Wood: 13,442,507
Sole power to dispose or to direct the disposition:
(i) ARK: 14,207,324
(ii) Catherine D. Wood: 0
Shared power to dispose or to direct the disposition:
(i) ARK: 0
(ii) Catherine D. Wood: 14,207,324

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: No client of ARK Investment Management LLC currently has an interest in the securities reported herein in excess of 5 percent except ARK Innovation ETF, a series of a Delaware statutory trust.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARK Investment Management LLC: /s/ Kellen Carter, Kellen Carter, Chief Compliance Officer (02/03/2026)
- Catherine D. Wood: /s/ Catherine D. Wood, Catherine D. Wood, Chief Executive Officer, Chief Investment Officer (02/03/2026)